Mail Stop 3561

July 10, 2009

William H. Henderson
Chief Executive Officer
America's Car-Mart, Inc.
802 Southeast Plaza Avenue, Suite 200
Bentonville, Arkansas 72712

> **Re:** **America's Car-Mart, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2008**
> **Filed July 3, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 28, 2008**
> **Form 10-Qs for the Quarterly Periods Ended July 31, 2008, October 31, 2008**
> **and January 31, 2009**
> **Filed September 9, 2008, December 5, 2008 and March 9, 2009**
> **Form 8-K**
> **Filed June 26, 2008**
> **File No. 000-14939**

Dear Mr. Henderson:

We have completed our review of the above referenced filings and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

Cc: Jeffrey A. Williams
       (Via Facsimile)